UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park, Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

April 13, 2016
FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pierre Dulin

Name: Pierre Dulin
Title: General Manager

FOR IMMEDIATE RELEASE

BLADEX ANNOUNCES QUARTERLY DIVIDEND PAYMENT

FOR FIRST QUARTER 2016

Panama City, Republic of Panama, April 13, 2016 - Banco Latinoamericano de Comercio Exterior, S.A. (Bladex) (NYSE: BLX), announced today a quarterly cash dividend of US$0.385 per share corresponding to the first quarter 2016.

The cash dividend was approved by the Board of Directors at its meeting held April 12, 2016, and is payable May 11, 2016 to the Bank’s stockholders as of the April 25, 2016 record date.

As of March 31, 2016, Bladex had 39,033,775.78 shares outstanding of all classes.

Bladex is a multinational bank originally established by the central banks of Latin-American and Caribbean countries, to promote foreign trade finance and economic integration in the Region. Bladex is listed on the NYSE in the United States of America (ticker symbol: BLX).

Bladex’s shareholders include central banks, state-owned banks and entities representing 23 Latin American countries, as well as commercial banks and financial institutions, institutional and retail investors through its public listing.

The Bank, headquartered in Panama, has offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, to support the expansion and servicing of its client base, which includes financial institutions and corporations.

For further information, please access Bladex’s website at www.bladex.com or contact:

Mr. Christopher Schech, Chief Financial Officer

Tel.: (+507) 210-8630, E-mail address: cschech@bladex.com

Bladex, Head Office, Torre V, Business Park, Avenida La Rotonda, Urb. Costa del Este,

Panama, Republic of Panama